
07004260

BP 3/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
153
WASH. D.C.

SEC FILE NUMBER
8- 27305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gorian Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 West Fifth Street
(No. and Street)

San Bernardino, (City) CA (State) 92401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soren McAdam Christenson LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 8010 (Address) Redlands (City) CA (State) 92375 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gorian Investment Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

See attached Jurat



NR01
JILL TRICK
COMM. #1637260
Notary Public - California
San Bernardino County
My Comm. Expires Jan. 17, 2010
NR01

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California
County of San Bernardino } ss.

Subscribed and sworn to (or affirmed) before me Jill Trick
Name of commissioned notary

on this 27th day of Feb by Charles E. Painter
Date of notarization Name of affiant

☒ personally known to me or ☐ provided to me on the basis of satisfactory evidence



NR01
JILL TRICK
COMM. #1637260
Notary Public - California
San Bernardino County
My Comm. Expires Jan. 17, 2010
NR01

to be the person who appeared before me.

WITNESS my hand and official seal.

Jill Trick
Notary's Signature

Stamp clear impression of notary seal above.

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED

Annual Audited Report Form X-17A-5 Part III
Title of Document

2 plus attachments
Number of Pages

Report for period beginning 1/1/06 and ending 12/31/06
Document Date

Other Information

Gorian Investment Group, Inc.

Audited Financial Statements

and

Supplementary Information

with

Independent Auditors' Report

December 31, 2006

Table of Contents

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors


SMC

Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Independent Auditors' Report

To the Board of Directors
Gorian Investment Group, Inc.

We have audited the accompanying statement of financial condition of Gorian Investment Group, Inc., (the Company) as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gorian Investment Group, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soren McAdam Christenson LLP

February 20, 2006

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms
and American Institute of Certified Public Accountants

Gorian Investment Group, Inc.

Statement of Financial Condition

December 31, 2006

ASSETS	
Current assets	
Cash and cash equivalents	$ 151,086
Deposits with clearing organizations	29,534
Receivables from broker-dealers and clearing organizations	84,529
Marketable securities	248,201
Furniture and equipment, less accumulated depreciation of $ 290,992	54,428
Other assets	11,283
Total assets	$ 579,061
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 33,529
Total liabilities	33,529
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	525,760
Total stockholders' equity	545,532
Total liabilities and stockholders' equity	$ 579,061

See accompanying notes to financial statements.

Gorian Investment Group, Inc.

Statement of Income

For the Year Ended December 31, 2006

Revenues	
Commissions	$ 1,237,192
Principal transactions	223,014
Interest and dividends	58,647
Investment advisory fees	365,240
Other income	11,399
	1,895,492
Expenses	
Employee compensation and benefits	1,285,543
Brokerage, exchange and clearance fees	133,040
Communications and data processing	76,127
Occupancy	131,462
Other expenses	170,172
	1,796,344
Income before income taxes	99,148
Income taxes	30,836
Net income	$ 68,312

See accompanying notes to financial statements.

Gorian Investment Group, Inc.

Statement of Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, beginning of year	1,094	$ 40,968	$ 868,823	$ 909,791
Retirement of common stock	(566)	(21,196)	(411,375)	(432,571)
Net income			68,312	68,312
Balance, end of year	528	$ 19,772	$ 525,760	$ 545,532

See accompanying notes to financial statements.

Gorian Investment Group, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 68,312
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	62,359
(Increase) decrease in operating assets	
Deposits with clearing organizations	(1,199)
Receivable from brokers-dealers and clearing organizations	(5,629)
Marketable securities	492,892
Other assets	1,961
Increase in accounts payable and accrued expenses	6,765
Net cash provided by operating activities	625,461
Cash flows from investing activities	
Purchase of furniture and equipment	(65,318)
Net cash used in investing activities	(65,318)
Cash flows from financing activities	
Retirement of common stock	(432,571)
Net cash used in financing activities	(432,571)
Net increase in cash	127,572
Cash and cash equivalents	
Balance, beginning of year	23,514
Balance, end of year	$ 151,086
Cash paid for income taxes	$ 30,268

See accompanying notes to financial statements

Gorian Investment Group, Inc.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Gorian Investment Group, Inc. (the Company) is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buy and sell for their own account, and offer financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and money market securities.

Marketable Securities

Marketable securities are valued at market value. Securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over their estimated useful lives, generally seven years.

Revenues

Commissions on customers' transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for temporary differences between amounts reported for financial statement and income tax purposes. Deferred income tax assets and liabilities represent the tax consequences of those temporary differences, which will either be taxable or deductible in future tax returns.

2. Marketable Securities

Marketable securities consisted entirely of obligations of the U.S. government.

Gorian Investment Group, Inc.

Notes to Financial Statements

3. Income Taxes

Income taxes consisted entirely of taxes currently payable as follows:

Federal	$ 20,686
State	10,150
	$ 30,836

Deferred income taxes, attributable to differences in reporting certain items of income and expense for financial statement and tax purposes, are not significant. The income tax provision was at an effective rate of 27 percent. This differs from the statutory federal income tax rate of 34 percent primarily because of the inclusion of state income taxes and the effect of graduated federal income tax rates.

4. Lease Commitments

The Company leases its office facilities under an agreement which expires on February 14, 2008. The lease contains an escalation clause for annual adjustment to the rents. Lease expense for 2006 was $63,166. Annual future minimum lease payments at December 31, 2006 are as follows:

2007	$ 66,948
2008	11,264
	$ 78,212

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of approximately $477,257, which was approximately $227,257 in excess of its minimum required net capital of $250,000.

Supplementary Information

Gorian Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2006

Net capital	
Total stockholders' equity	$ 545,532
Deduct stockholders' equity not allowable for net capital	–
Total stockholders' equity qualified for net capital	545,532
Deductions and/or charges:	
Furniture and equipment, net	(54,428)
Other assets	(11,283)
Net capital before haircut on securities	479,821
Haircuts on securities	
United States government obligations	–
Certificate of deposit	–
Money market funds	2,564
State and municipal government obligations	–
Corporate obligations	–
Net capital	$ 477,257
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 33,529
Total aggregate indebtedness	$ 33,529
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 227,257
Excess net capital at 1,000 percent	$ 473,904
Ratio: Aggregate indebtedness to net capital	0.07
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$ 475,646
Audit adjustments	1,611
	$ 477,257

Gorian Investment Group, Inc.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2006

Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Security and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the rule.

Gorian Investment Group, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2006

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Gorian Investment Group, Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2006

Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors



Gary L. Christenson, C.P.A.
John D. Goddard, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Auditors' Report on Internal Control

Board of Directors
Gorian Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gorian Investment Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms
and American Institute of Certified Public Accountants

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

However, we noted the following matter involving the control environment and its operation that we consider to be material weakness as defined above. We believe that this deficiency is already known to management and represents a conscious decision by management to accept that degree of risk because of cost or other considerations.

> A system of internal control over financial reporting includes controls over financial statements preparation, including footnote disclosures. The Company does not have a person with the skills and knowledge to prepare financial statements including all disclosures required by generally accepted accounting principles. Management has advised us that they do not believe that the cost of employing this level of expertise warrants the associated costs.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 20, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Soren McAdam Christenson LLP

February 20, 2007

END